

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 28, 2023

Jeffrey Musser
Chief Executive Officer
Expeditors International of Washington, Inc.
3545 Factoria Blvd SE
Bellevue, WA 98006

> **Re: Expeditors International of Washington, Inc.**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 21, 2023**
> **File No. 000-13468**

Dear Jeffrey Musser:

We have limited our review of your most recent definitive proxy statement to those issues we have addressed in our comments. Please respond to these comments by confirming that you will revise your future proxy disclosures in accordance with the topics discussed below.

Definitive Proxy Statement on Schedule 14A filed March 21, 2023

Pay versus Performance, page 45

1. Refer to the graph titled "Absolute Pay vs TSR Alignment." The vertical bars identified as CEO Compensation Actually Paid and NEO Average Compensation Actually Paid appear to reflect the Summary Compensation Table amounts, rather Compensation Actually Paid amounts. In addition, it is not clear why the title of the graph refers to "Absolute Pay," or why such title refers to TSR but not to "Operating Income," which is also included in the graph. The requirement of Items 402(v)(5)(i) and (iii) is to describe the relationship between compensation actually paid and total shareholder return, and compensation actually paid and the Company-Selected Measure, respectively. Please ensure that the disclosures provided pursuant to Regulation S-K Item 402(v)(5) reflect the correct amounts and terminology from the pay versus performance table.

2. Please provide a clear description of the relationship between compensation actually paid and net income, as required by Regulation S-K Item 402(v)(5)(ii).

Please contact Cheryl Brown at 202-551-3905 or Amanda Ravitz at 202-551-3412 with any questions.

Sincerely,

Division of Corporation Finance
Disclosure Review Program